Exhibit 99.1

Press release

ING Corporate Communications
Amsterdam, 12 February 2021



ING posts 4Q2020 net result of €727 million, FY2020 net result of €2,485 million

A growing number of customers choose ING as their primary bank

- Primary customer base rose by 578,000 in FY2020 to 13.9 million; total retail customer base reached 39.3 million.
- The effects of the Covid-19 pandemic and lockdowns were visible in a softening of lending demand, which affected net core lending, and in an increase in net customer deposits. Net core lending fell by €0.9 billion in 4Q2020 and by €2.5 billion in 2020; net customer deposits grew by €7.8 billion in 4Q2020 and by €41.4 billion in 2020.

4Q2020 result before tax of €1,046 million; full-year 2020 result before tax of €3,809 million

- Net interest income was up on 3Q2020, impact compared to 4Q2019 was mainly due to liability margin pressure and lower lending volumes; diversified fee income showed healthy growth, compensating some of the effects of the Covid-19 pandemic.
- 4Q2020 had lower risk costs and included some incidental costs, mainly due to restructuring and related impairments.
- Our capital position strengthened further to 15.5%. In alignment with the ECB recommendation on distribution, we propose to pay a cash dividend of €0.12 per share as interim after 4Q2020 results with intended further distributions after 30 September 2021 subject to prevailing ECB recommendations.

CEO Statement

"I'm proud of ING's resilient results over 2020 and that more people continued to choose us as their primary bank, even as the year was defined by the unprecedented challenges of Covid-19 and its impact on our customers, business clients and society," said CEO Steven van Rijswijk. "This shows that our mobile- and digital-first capabilities, coupled with our strong network, are delivering value to customers and meeting their needs.

"We continue to see a healthy demand for mortgages. We also observed people spending less in lockdown, which resulted in an increase in savings. The demand for business and consumer loans has declined, given the lower economic activity and increased uncertainty. Considerably more customers are choosing ING as their bank for investment products, which has resulted in healthy growth of fee and commission income. Risk costs, though higher for the full year, dropped 51% in the fourth quarter compared to the year-earlier period, while operational expenses remained under control. Our capital position strengthened further to 15.5% and we propose a dividend payout in line with recommendations by the European Central Bank.

"Throughout the pandemic, we've been talking to thousands of customers a week and have granted €19.4 billion in payment holidays. We've been making sure employees are supported technically, physically and mentally to work from home, and we continued providing community support by making donations and funding social projects.

"In addition to providing payment relief, we're also working to support the economy where needed. For example, we joined the European Investment Bank to lend nearly €800 million on favourable terms to Dutch small and medium-sized enterprises that are affected by the economic impact of Covid-19.

"In 2021, we'll continue to make sure that our bank is safe, secure and compliant. We'll continue to work on cost efficiency and providing a good return for our shareholders. We'll keep decisively executing our strategy so we continue to build on our position as a digital leader in banking. Our customers continue to be our priority, giving them a differentiating experience while supporting them where we can to weather the effects of the pandemic on their lives, their finances and their businesses."

Investor enquiries
T: +31 (0)20 576 6396
E: investor.relations@ing.com

Press enquiries
T: +31 (0)20 576 5000
E: media.relations@ing.com

Analyst call
12 February 2021 at 9:00 am CET
+31 (0)20 341 8221 (NL)
+44 203 365 3209 (UK)
+1 866 349 6092 (US)
Live audio webcast at www.ing.com

Media call
12 February 2021 at 11:00 am CET
+31 (0)20 531 5855 (NL)
+44 203 365 3210 (UK)
Live audio webcast at www.ing.com

Business Highlights

Primary customers	Net result	CET1 ratio
+578,000 in FY2020	**€2,485 mln** -48% vs FY2019	**15.5%** +0.9%-point vs YE2019
Mobile interactions	**Cost of risk**	**Dividend distribution 2019-2020 profits**
87% in % of total interactions	**43 bps** of average customer lending vs 18 bps in FY2019	**€0.12** per share after 4Q2020 **€2,805 mln** reserved for future distribution

Customer experience

NPS score:
ranked #1 in 6 out of 14
Retail markets

Wholesale Banking's NPS is now **13% above the industry average**. The upward trend continues – an encouraging sign that WB's focus on core clients and its commercial strategy are paying off.

The number of **mobile card payments more than doubled in 2020 to 563 million** from 232 million in 2019 as more customers made payments using their mobile phone or other device either in person or online.

Sustainability

22 green deals
supported by ING

ING acted as structuring advisor and active bookrunner on the **€850 million sustainability-linked bond (SLB) from LafargeHolcim**. The building-materials company pledged to reduce its CO_2 intensity in cement with a target validated by the Science Based Target initiative. This is the first SLB from a company in the industry and ING's first SLB structuring mandate.

ING has been named a **climate action leader** by global environmental non-profit CDP for a seventh consecutive year.

Our environmental, social and governance (ESG) practices have been **rated 'strong'** by credit rating agency S&P Global Ratings. We're the first bank to be evaluated.

Non-financial risk

TMNL
Transactie Monitoring Nederland

We operate in a dynamic and challenging environment, so we're continuously learning and improving. We're reaching a more sustainable and developed level in executing our role as a gatekeeper that fights financial economic crime.

In the ever-evolving field of non-financial risk, we'll remain an advocate for international cooperation between law enforcement, banks and governments. In the fourth quarter, ING and the banks that are part of **Transaction Monitoring Netherlands** produced a combined dataset to enable joint transaction monitoring. It provides greater insights on potential criminal money flows and networks.

Covid-19

€19.4 bln
in payment holidays granted in 2020

In the Netherlands, **we referred 34,000 customers in 2020 to geldfit.nl**, which directs people to local budget and debt assistance based on the results of a short test. We've also started referring business customers to Geldfit Zakelijk.

ING has supported communities throughout the pandemic. In the fourth quarter we spent €3 million on projects for long-term corona recovery. This was part of around **€10 million** that we donated to corona relief over the year.

2 ING Press Release 4Q2020

3 ING Press Release 4Q2020 Consolidated Results Consolidated results 4Q2020 4Q2019 Change 3Q2020 Change FY2020 FY2019 Change Profit or loss (in € million) Net interest income 3,344 3,597 - 7.0% 3,329 0.5% 13,604 14,079 - 3.4% Net fee and commission income 771 735 4.9% 734 5.0% 3,011 2,868 5.0% Investment income 6 26 - 76.9% 103 - 94.2% 150 306 - 51.0% Other income 48 81 - 40.7% 120 - 60.0% 872 1,054 - 17.3% Total income 4,169 4,439 - 6.1% 4,286 - 2.7% 17,637 18,306 - 3.7% Expenses excl. regulatory costs 2,583 2,372 8.9% 2,502 3.2% 10,048 9,332 7.7% Regulatory costs 1) 331 303 9.2% 111 198.2% 1,105 1,021 8.2% Operating expenses 2,914 2,675 8.9% 2,613 11.5% 11,153 10,353 7.7% Gross result 1,255 1,764 - 28.9% 1,673 - 25.0% 6,484 7,954 - 18.5% Addition to loan loss provisions 2) 208 428 - 51.4% 469 - 55.7% 2,675 1,120 138.8% Result before tax 1,046 1,337 - 21.8% 1,204 - 13.1% 3,809 6,834 - 44.3% Taxation 304 428 - 29.0% 389 - 21.9% 1,246 1,955 - 36.3% Non - controlling interests 15 28 - 46.4% 27 - 44.4% 78 99 - 21.2% Net result 727 880 - 17.4% 788 - 7.7% 2,485 4,781 - 48.0% Profitability and efficiency Interest margin 1.41% 1.57% 1.38% 1.44% 1.54% Cost/income ratio 69.9% 60.3% 61.0% 63.2% 56.6% Risk costs in bps of average customer lending 14 28 30 43 18 Return on equity based on IFRS - EU equity 3) 5.6% 6.8% 6.0% 4.8% 9.4% ING Group common equity Tier 1 ratio 15.3% 15.5% 14.6% Risk - weighted assets (end of period, in € billion) 312.3 - 1.9% 306.3 326.4 - 6.2% Customer balances (in € billion) Customer lending 607.6 - 0.6% 604.0 616.4 - 2.0% Customer deposits 605.6 0.7% 609.6 574.4 6.1% Net core lending growth (in € billion) 4) - 0.9 2.0 - 6.9 - 2.5 17.2 Net customer deposits growth (in € billion) 4) 7.8 2.5 3.4 41.4 23.4 1) Regulatory costs comprise bank taxes and contributions to the deposit guarantee schemes (‘DGS’) and the (European) single resolution fund (‘SRF’). 2) The amount presented in 'Addition to loan loss provisions' is equivalent to risk costs. 3) Annualised net result divided by average IFRS - EU shareholders' equity excluding reserved pro fi t not included in CET1 capital. 4) Net core lending growth represents the development in loans and advances to customers excluding provisions for loan losses, adjusted for currency impacts, Treasury and run - o ﬀ portfolios. Net customer deposits growth represents customer deposits adjusted for currency impacts and Treasury. Total income Total income was €4,169 million in 4Q2020, supported by higher fee income both sequentially and year - on - year. Total income declined on both comparable quarters. Net interest income, at €3,344 million, was down compared with the year - ago quarter. It was impacted by margin pressure on liabilities, while average liability volumes continued to increase. However, lending margins improved, albeit that average customer lending volumes decreased, re fl ecting lower demand from our business and corporate clients. Higher treasury - related interest results were o ﬀ set by lower results from foreign currency ratio hedging, due to decreased interest rate di ﬀ erentials. Sequentially, results from foreign currency ratio hedging improved again which, together with higher interest results in Financial Markets, supported an increase in net interest income. Net interest margin Net interest income The net interest margin increased by three basis points to 1.41% compared with 3Q2020. In addition to higher net interest income, two basis points of the increase were attributable to a decline in the average balance sheet, mainly re fl ecting lower average customer lending. Any conditional bene fi t from TLTRO III on net interest income has not been included. 4,000 3,500 3,000 2,500 2,000 2.00 1.75 1.50 1.25 1.00 Net interest income (in € million) and net interest margin (in %) 1.48% 3,329 1.54% 1.44% 3,344 3,501 1.44% 3,430 4Q2019 1Q2020 2Q2020 3Q2020 4Q2020 Net interest margin 4 - quarter rolling average 1.54% 1.38% 3,597 1.57% 1.41% 1.52% 1.51% Net core lending decreased by €0.9 billion in 4Q2020, of which €0.7 billion was in Wholesale Banking. This was mainly due to repayments of term loans (also attributable to year - end balance - sheet optimisation by clients), which were largely o ﬀ set by increases in Trade & Commodity Finance, re fl ecting higher average oil prices. Net core lending in Retail Banking declined by €0.2 billion, as €2.4 billion of mortgage growth was almost able to o ﬀ set a decline in business lending in the Benelux. Net customer deposits grew by €7.8 billion, of which €8.8 billion was in Retail Banking (attributable to all segments); this increase was partially o ﬀ set by a €0.9 billion decrease in Wholesale Banking, primarily in Financial Markets. On a full - year basis, net core lending declined by €2.5 billion (predominantly in corporate and business lending), partly

4 ING Press Release 4Q2020 Consolidated Results o ﬀ set by €5.3 billion of net growth in mortgages. The growth in net customer deposits was €41.4 billion in 2020. Net fee and commission income amounted to €771 million. Retail Banking bene fi ted from continued strong fee income on investment products, notably in Germany due to a higher level of trades and new account openings. Fee income on daily banking products further recovered from the negative impact on payment transactions as a result of the Covid - 19 pandemic, coupled with higher fees for payment packages. Retail Banking fee income in 2020 increased 11.7% over 2019. In 4Q2020, Wholesale Banking fees were impacted by lower syndicated deal activity in Lending, while fees in Daily Banking & Trade Finance recovered from their low level in 3Q2020, helped by higher income on foreign currency payments and higher charges on clients’ year - end credit balances in Payments & Cash Management. On a full - year basis, Wholesale Banking fee income declined 5.8%, mainly caused by lower client activity due to the e ﬀ ects of the pandemic. Investment income declined to €6 million as the year - ago quarter was supported by fair value gains on investment properties, while 3Q2020 included a €95 million annual dividend from our stake in Bank of Beijing. Other income was €48 million and negatively impacted by a €58 million decrease of the indemnity receivable from NN Group (and compensated by a similar amount in the tax line). This receivable and a corresponding tax provision had been recorded in 2017 in connection with a tax dispute in Australia for which ING was indemni fi ed by NN Group. Following settlement of the dispute in 4Q2020, the related tax provision and receivable were both reduced by €58 million to zero. Excluding this impact, other income rose by €25 million compared to 4Q2019, mainly due to lower negative valuation adjustments in Financial Markets. Sequentially, and also when adjusted for the impact of the tax settlement in this quarter and the €230 million impairment on TMB in 3Q2020, other income fell by €244 million, mainly due to negative valuation adjustments in Financial Markets and negative hedge ine ﬀ ectiveness. By comparison, the previous quarter included positive valuation adjustments in Financial Markets and positive hedge ine ﬀ ectiveness. Operating expenses Total operating expenses, at €2,914 million, included €331 million of regulatory costs. The higher regulatory costs were mainly caused by the annual Dutch bank tax, which is recorded in the fourth quarter each year, combined with a catch - up in the quarterly Dutch DGS contribution due to strong growth in covered deposits in the fi rst half of 2020. Furthermore, total operating expenses included €223 million of incidental costs due to restructuring provisions and impairments, as well as a provision for customer claims in the Netherlands, while the previous quarter included €140 million of impairments on capitalised software following the decision announced in 3Q2020 on project Maggie (previously Model Bank). The incidental costs for restructuring provisions and impairments in 4Q2020 mainly relate to the previously announced refocusing of our activities in Wholesale Banking and decision on the Maggie project, as well as additional redundancy and restructuring costs in Retail Benelux and Other Challengers & Growth Markets, and an impairment on Payvision. Of the €223 million of incidental costs recorded in 4Q2020, €99 million is related to Retail Banking and €124 million to Wholesale Banking. Operating expenses (in € million) and cost/income ratio (in %) 1,500 2,000 2,500 3,000 2,361 331 2,372 303 2,307 526 2,345 137 310 2,362 4Q2019 1Q2020 2Q2020 3Q2020 4Q2020 Expenses excl. regulatory costs and incidental items Regulatory costs Incidental items 111 140 223 Expenses excluding regulatory costs and the aforementioned incidental costs decreased 0.5% compared with 4Q2019, as the impact of collective - labour - agreement (CLA) salary increases and higher IT expenses (mainly due to a lower capitalisation of development costs) was more than o ﬀ set by lower expenses for third - party sta ﬀ and other cost savings (including lower marketing and travel expenses as a result of the Covid - 19 restrictions) as well as currency impacts. Compared with 3Q2020, expenses excluding regulatory costs and the aforementioned one - o ﬀ s were stable. In addition to the CLA salary increases and higher IT expenses, advisory and marketing costs were also higher sequentially, but they were compensated by a VAT refund in the Corporate Line and the impact of €37 million of legal provisions recorded in the Netherlands and Spain in 3Q2020. Total KYC - related expenses were €133 million, down €18 million compared with 4Q2019 and up €3 million on the previous quarter. Addition to loan loss provisions Net additions to loan loss provisions amounted to €208 million. Addition to loan loss provisions (in € million) 1,500 1,336 150 1,000 500 428 661 85 469 208 100 50 0 28 42 30 14 0 - 500 - 50 4Q2019 1Q2020 2Q2020 3Q2020 4Q2020 Stage 3 S2a% #  9  A ',!*3"', % - oR a*a, ! # 1&##2 Risk costs in bps of average customer lending (annualised) During the fourth quarter, updated macroeconomic indicators resulted in a €622 million overall release of collective provisions, predominantly in Stage 1 and Stage 2. However, as lockdown restrictions were tightened across Europe and as uncertainty remains, the e ﬀ ect of the release was partly

Consolidated Results

offset by applying a €413 million management overlay to reflect a possible delay in expected credit losses. The combined impact of releases and management overlays was €-209 million (versus €172 million in 3Q2020) as the macroeconomic outlook improved compared to the previous quarter. Additions to Stage 3 provisions in 4Q2020 were €428 million, up from €290 million in the previous quarter. The increase included a €59 million addition for expected losses on the CHF-indexed mortgage loan portfolio in Poland, as well as the impact of stage migration.

Net result

ING's 4Q2020 net result was €727 million, with an effective tax rate of 29.0% that was positively affected by the aforementioned settlement of the tax dispute in Australia. The full-year 2020 effective tax rate was 32.7%, which is relatively high and was mainly caused by the lower result before tax, which included higher non-deductible amounts like the impairments on goodwill and on our stake in TMB (recorded in 2Q2020 and 3Q2020, respectively).

Return on equity ING Group (in %)


15
10
5
0
9.4
8.4
6.1
5.1
4.8
6.8
5.1
2.3
6.0
5.6
4Q2019
1Q2020
2Q2020
3Q2020
4Q2020
Return on IFRS-EU equity (quarter)
Return on IFRS-EU equity (4-quarter rolling average)

On a full-year basis, the return on average IFRS-EU equity declined to 4.8%. This was caused by a 48.0% lower net result, combined with a 2.5% increase in average equity. ING's return on equity is calculated using IFRS-EU shareholders' equity after excluding 'reserved profit not included in CET1 capital', which currently amounts to €3,266 million. This reflects the amount which was originally reserved for the 2019 final dividend as well as 50% of resilient net profit over 2020, which has been reserved for distribution. Resilient net profit is defined as net profit adjusted for significant items not linked to the normal course of business.

ING proposes to pay an interim cash dividend of €0.12 per share after publication of our 4Q2020 results, in line with the recommendation of the European Central Bank (ECB) to not pay more than 15% of net profit, adjusted according to the ECB definition, before 1 October 2021. The remaining amount reserved in 2020 for distribution will be distributed after 30 September 2021, subject to AGM approval and prevailing ECB recommendations. The amount which was originally reserved for the final 2019 dividend will be distributed after 30 September 2021 as well. This could be in the form of cash and/or a share buyback, subject to prevailing ECB recommendations and relevant approvals.

ING Press Release 4Q2020 5

6 ING Press Release 4Q2020 Capital, Liquidity and Funding Consolidated Balance Sheet Balance sheet ING Group’s total balance sheet decreased in 4Q2020 by €19.2 billion to €937.3 billion, including €3.4 billion of negative currency impacts. The decrease was mainly due to lower fi nancial assets at fair value through pro fi t or loss and decreases in customer lending as well as in loans and advances to banks. On the liability side, the main declines were in debt securities in issue and in fi nancial liabilities at fair value through pro fi t or loss, while an increase of customer deposits provided an o ﬀ set. Shareholders’ equity rose by €0.4 billion, as the 4Q2020 net result of €727 million and €103 million of positive unrealised revaluations of equity securities and debt instruments were partly o ﬀ set by a €216 million decrease of the currency translation reserve (as the euro appreciated against the USD, TRY and other currencies) as well as a €152 million negative change in the cash fl ow hedge reserve. Compared with year - end 2019, ING’s balance sheet increased by €45.5 billion, including €15.1 billion of negative currency impacts. The increase was mainly due to €57.9 billion of higher cash and balances with central banks, but also to increases in fi nancial assets at fair value through pro fi t or loss and securities at amortised cost. These increases were partly o ﬀ set by declines in customer lending as well as in loans and advances to banks. On the liability side of the balance sheet, the main increases were €43.3 billion of higher deposits from banks (re fl ecting ING's TLTRO III participation of €59.5 billion, partly o ﬀ set by a €17.7 billion repayment of TLTRO II) and €35.2 billion of increased customer deposits (re fl ecting reduced spending in the context of the lockdowns). These increases were partly o ﬀ set by €36.5 billion of lower debt securities in issue. in € million 4Q2020 FY2020 Shareholders' equity beginning of period 54,204 53,769 Net result for the period 727 2,485 Unrealised revaluations of equity securities 55 - 398 Unrealised revaluations of debt instruments 49 31 Realised gains/losses debt instruments transferred to pro fi t or loss - 2 - 33 Change in cash fl ow hedge reserve - 152 242 Realised and unrealised other revaluations - 10 - 33 Change in liability credit reserve 3 - 3 De fi ned bene fi t remeasurement - 16 28 Exchange rate di ﬀ erences - 216 - 1,557 Change in treasury shares 5 5 Change in employee stock options and share plans 5 22 Other changes - 14 77 Total changes 432 867 Shareholders' equity end of period 54,637 54,637 Shareholders’ equity Change in shareholders’ equity Shareholders’ equity increased by €0.9 billion in 2020. The €2,485 million net result over 2020 was largely o ﬀ set by a €1,557 million decrease of the currency translation reserve. Shareholders’ equity per share increased to €14.01 on 31 December 2020 from €13.80 on 31 December 2019. Consolidated balance sheet in € million 3 1 Dec . 20 30 Sep. 20 31 Dec. 19 31 Dec. 20 30 Sep. 20 31 Dec. 19 Assets Cash and balances with central banks Loans and advances to banks Financial assets at fair value through pro fi t or loss - trading assets - non - trading derivatives - designated as at fair value through pro fi t or loss - mandatorily at fair value through pro fi t or loss Financial assets at fair value through OCI - equity securities fair value through OCI - debt securities fair value through OCI - loans and advances fair value through OCI Securities at amortised cost Loans and advances to customers - customer lending - provision for loan losses Investments in associates and joint ventures Property and equipment Intangible assets Other assets 111,087 111,081 53,202 Liabilities Deposits from banks Customer deposits - savings accounts - credit balances on customer accounts - corporate deposits - other Financial liabilities at fair value through pro fi t or loss - trading liabilities - non - trading derivatives - designated as at fair value through pro fi t or loss Other liabilities Debt securities in issue Subordinated loans 78,098 78,173 34,826 25,364 29,019 35,136 609,642 605,620 574,433 103,370 112,371 96,187 336,517 335,655 326,942 51,356 52,592 49,254 256,636 247,092 224,022 3,583 2,752 2,257 15,941 22,192 22,329 4,126 3,890 3,076 548 681 1,140 44,305 53,137 41,600 82,781 90,830 77,942 35,895 37,246 34,468 32,709 32,089 28,042 1,862 1,817 2,306 1,629 2,449 2,215 32,977 34,248 30,483 48,444 56,292 47,684 1,056 1,180 1,680 13,226 14,263 14,766 50,587 50,526 46,108 82,065 95,972 118,528 598,176 601,414 611,765 15,805 16,393 16,588 603,956 607,599 616,355 Total liabilities 881,616 901,251 837,082 - 5,779 - 6,185 - 4,590 1,475 1,467 1,790 Equity 2,841 2,987 3,172 Shareholders' equity 54,637 54,204 53,769 1,394 1,418 1,916 Non - controlling interests 1,022 1,025 893 7,085 8,952 7,999 Total equity 55,659 55,230 54,662 Total assets 937,275 956,481 891,744 Total liabilities and equity 937,275 956,481 891,744

Capital, Liquidity and Funding

ING Group: Capital position		
in € million	31 Dec. 2020	30 Sep. 2020
Shareholders' equity (parent)	54,637	54,204
- Reserved profit not included in CET1 capital[1]	-3,266	-2,541
- Other regulatory adjustments	-4,037	-3,876
Regulatory adjustments	-7,303	-6,417
Available common equity Tier 1 capital	**47,333**	47,787
Additional Tier 1 securities[2]	5,643	5,865
Regulatory adjustments additional Tier 1	48	48
Available Tier 1 capital	**53,024**	53,700
Supplementary capital - Tier 2 bonds[3]	9,359	9,567
Regulatory adjustments Tier 2	-846	-898
Available BIS capital	**61,537**	62,369
Risk-weighted assets	306,324	312,307
Common equity Tier 1 ratio	**15.5%**	15.3%
Tier 1 ratio	17.3%	17.2%
Total capital ratio	20.1%	20.0%
Leverage Ratio	**4.8%**	4.7%

[1] The reserved profit not included in CET1 capital ING Group as per 31 December 2020 was €3,266 million, of which €1,512 million relates to the result of 2020 and €1,754 million relates to the result of 2019.
[2] Including €4,660 million which is CRR/CRD IV-compliant (3Q2020: €4,882 million) and €983 million to be replaced as capital recognition is subject to CRR/CRD IV grandfathering rules (3Q2020: €982 million).
[3] Including €9,206 million which is CRR/CRD IV-compliant (3Q2020: €9,414 million), and €153 million to be replaced as capital recognition is subject to CRR/CRD IV grandfathering rules (3Q2020: €153 million).

Capital ratios

ING Group's CET1 ratio increased by 0.2% to 15.5% from the previous quarter due to lower RWA. ING's CET1 capital decreased by €0.5 billion to €47.3 billion, mainly due to a negative impact of €0.4 billion from the inclusion of the prudential backstop on non-performing exposure, valuation adjustments (€-0.3 billion) and FX impacts (€-0.2 billion). This was partly offset by a positive impact of €0.5 billion from a lower deduction on intangibles. The 4Q2020 interim profit of €727 million has been almost fully reserved for dividend (€725 million), reflecting our distribution policy of a 50% pay-out ratio of resilient net profit.

ING Group's Tier 1 ratio (including grandfathered securities) increased to 17.3% at the end of December 2020, mirroring trends in the CET1 ratio. The total capital ratio (including grandfathered securities) increased to 20.1%, as lower capital due to a liability management exercise of a €0.2 billion Tier 2 instrument was more than offset by lower RWA.

The leverage ratio of ING Group according to the Delegated Act (including grandfathered securities) takes into account the impact of grossing up the notional cash pool activities. The leverage ratio on 31 December 2020 increased to 4.8% due to a decrease in the total balance sheet, partly offset by lower Tier 1 capital. The leverage ratio is temporarily higher as the ECB has authorised the exclusion of certain central bank exposures (€98.3 billion) until June 2021. Without the exclusion, the leverage ratio was 4.4% (3Q2020: 4.3%).

Risk-weighted assets (RWA)

Sequentially, ING Group's total RWA declined by €6.0 billion. At comparable FX rates, total RWA decreased by €4.3 billion. Excluding currency impacts, credit RWA decreased by €2.8 billion, mainly due to lower lending volumes (impact €-2.7 billion, primarily in Wholesale Banking) and €3.1 billion lower CRWA because of shorter duration and a better overall profile of the loan book. This was partly offset by €3.4 billion of model impacts, including some TRIM impact.

ING Group: Composition of RWA		
in € billion	31 Dec. 2020	30 Sep. 2020
Credit RWA	259.6	264.1
Operational RWA	37.8	39.9
Market RWA	8.9	8.3
Total RWA	**306.3**	**312.3**

Operational RWA decreased by €2.1 billion due to a regular update of the data source of external losses. Market RWA increased by €0.7 billion due to some TRIM impact, partly offset by lower market positions.

Dividend

ING proposes to pay a cash-only interim dividend of €461 million (€0.12 per share). This amount is equal to 15% of the adjusted net profit for 2020, in line with the ECB recommendation of 15 December 2020, which included a definition of adjusted net profit.

The resilient net profit for 2020 is €3,025 million (including €540 million of positive P&L adjustments), of which €1,512 million is reserved for distribution outside of CET1 capital.

At the end of 2020 and including the amount originally reserved for the final 2019 dividend, ING has reserved €3,266 million outside of CET1 capital for distribution. This includes €461 million of interim cash dividend to be paid out after publication of our 4Q2020 results.

ING Press Release 4Q2020 7

8 ING Press Release 4Q2020 Risk Management Capital, Liquidity and Funding in € million 31 Dec. 2020 30 Sep. 2020 in € billion Total ʹ 21 ʹ 22 ʹ 23 ʹ 24 ʹ 25 ʹ 26 > ʹ 26 TLAC capacity 86,527 86,643 EUR 53 8 7 5 1 4 5 23 TLAC (as a percentage of RWA) 28.2% 27.7% USD 16 2 3 2 1 0 2 5 TLAC (as a percentage of leverage exposure) 7.9% 7.5% Other 8 2 1 1 1 0 1 1 TLAC surplus (shortage) based on LR 20,421 17,719 Total 77 13 12 9 3 4 8 29 TLAC surplus (shortage) based on RWA 22,107 36,674 TLAC and MREL requirements Total Loss Absorption Capacity (TLAC) requirements apply to ING Group at the consolidated level of the resolution group and are currently set at 21% of RWA and 6% of TLAC Leverage (LR). The available TLAC capacity consists of own funds and senior debt instruments issued by ING Group. ING Group meets the TLAC requirements, with a TLAC ratio as per 31 December 2020 of 28.2% of RWA and 7.9% of LR. ING Group: TLAC requirement In 2021, European banks will receive a new MREL requirement (including intermediate targets), which will be based on RWA and LR. Liquidity and funding ING holds a bu ﬀ er of High Quality Liquid Assets (HQLA) to ensure su ﬃ cient liquidity in times of stress. The adequacy of this bu ﬀ er is measured by the Liquidity Coverage Ratio (LCR). In 4Q2020, ING’s 12 - month moving average LCR increased from 132% to 137%, supported by the combination of lower demand for credit and the continued in fl ow of customer deposits, as well as HQLA growth. LCR 12 - month moving average in € billion 31 Dec. 2020 30 Sep. 2020 Level 1 140.5 132.0 Level 2A 5.0 5.1 Level 2B 3.6 3.8 Total HQLA 149.1 141.0 Stressed Out fl ow 195.8 196.3 Stressed In fl ow 87.1 89.8 LCR 137% 132% The funding mix in the fourth quarter of 2020 remained largely the same as in the third quarter. The developments in the funding mix re fl ect continuous balance sheet developments. Subdued loan growth and positive in fl ow of customer deposits reduced the need for professional funding in the fourth quarter. ING Group: Loan - to - deposit ratio and funding mix In % 31 Dec. 2020 30 Sep. 2020 Loan - to - deposit ratio 0.98 0.99 Key figures Customer deposits (retail) Customer deposits (corporate) L ending / r epu r chase ag r eement Interbank CD/CP Long - term senior debt Subordinated debt 52% 20% 6% 9% 2% 9% 2% 50% 20% 7% 9% 3% 9% 2% Total 1) 100% 100% 1) Liabilities excluding trading securities and IFRS equity. ING changed its view of presenting its long - term debt maturity ladder by now adopting the notional view. The outstanding notional amount of debt decreased by €5.3 billion (comparable with previous view based on book value). The decrease is mainly caused by debt issuance (€1.25 billion of HoldCo Senior) more than o ﬀ set by maturities and the impact of liability management transactions (buy - back of €0.2 billion of Tier 2 and €1.7 billion OpCo Senior Debt). Long - term debt maturity ladder per currency, 31 December 2020 Ratings Th e r ating s an d outloo k f r o m S& P , Moody’ s an d F i tc h r emained unchanged during the quarter. Main credit ratings of ING on 11 February 2021 Standard & Poor's Rating Outlook Moody's Rating Outlook Fitch Rating Outlook ING Groep N.V. ING Bank N.V. A - A+ Negative Stable Baa1 Aa3 Stable Stable A + Negati v e A A - Negati v e

Risk Management

ING Group: Total credit outstandings[1]

in € million	Credit outstandings 31 Dec. 2020	Credit outstandings 30 Sep. 2020	Stage 2 31 Dec. 2020	Stage 2 30 Sep. 2020	Stage 2 ratio 31 Dec. 2020	Stage 2 ratio 30 Sep. 2020	Stage 3 31 Dec. 2020	Stage 3 30 Sep. 2020	Stage 3 ratio 31 Dec. 2020	Stage 3 ratio 30 Sep. 2020
Residential mortgages	304,844	301,778	13,353	13,196	4.4%	4.4%	3,895	3,544	1.3%	1.2%
of which Netherlands	112,357	112,977	6,137	6,057	5.5%	5.4%	964	1,114	0.9%	1.0%
of which Belgium	40,961	40,865	3,761	3,700	9.2%	9.1%	1,468	1,411	3.6%	3.5%
of which Germany	79,360	77,790	1,576	1,593	2.0%	2.0%	384	384	0.5%	0.5%
of which Rest of the world	72,164	70,146	1,878	1,846	2.6%	2.6%	1,078	636	1.5%	0.9%
Consumer lending	25,302	25,592	2,295	2,399	9.1%	9.4%	1,226	1,211	4.8%	4.7%
Business lending	96,780	98,627	16,490	17,327	17.0%	17.6%	3,577	3,376	3.7%	3.4%
of which Netherlands	36,190	36,640	6,222	7,084	17.2%	19.3%	991	1,037	2.7%	2.8%
of which Belgium	44,465	45,686	8,065	7,889	18.1%	17.3%	1,752	1,513	3.9%	3.3%
Other retail banking	61,498	58,527	760	1,048	1.2%	1.8%	216	222	0.4%	0.4%
Retail Banking	**488,424**	**484,524**	**32,898**	**33,970**	**6.7%**	**7.0%**	**8,914**	**8,353**	**1.8%**	**1.7%**
Lending	151,039	157,697	17,608	20,102	11.7%	12.7%	3,283	3,822	2.2%	2.4%
Daily Banking & Trade Finance	59,430	53,090	2,480	2,805	4.2%	5.3%	369	475	0.6%	0.9%
Financial Markets	3,323	10,715	4	22	0.1%	0.2%			0.0%	0.0%
Treasury & other	53,879	50,428	308	327	0.6%	0.6%	116	126	0.2%	0.3%
Wholesale Banking	**267,671**	**271,929**	**20,399**	**23,256**	**7.6%**	**8.6%**	**3,768**	**4,424**	**1.4%**	**1.6%**
Total loan book	**756,095**	**756,453**	**53,297**	**57,226**	**7.0%**	**7.6%**	**12,681**	**12,777**	**1.7%**	**1.7%**

[1] Lending and money market credit outstandings, including guarantees and letters of credit but excluding undrawn committed exposures (off-balance positions) and Corporate Line.

Covid-19

The fourth quarter of 2020 was marked by an increasing number of Covid-19 infections, resulting in a second lockdown across Europe. ING continues to closely monitor the ongoing Covid-19 pandemic.

Our staff is still largely working from home, supported with the appropriate tools. A central ING team provides guidance on health and safety measures, travel advice and business continuity. As the situation differs from country to country, ING is following local government guidelines in its response to the Covid-19 pandemic.

Based on the potential economic and social implications for the countries and sectors where ING is active, mitigating actions have been implemented and will be adapted as necessary as we continue to support our customers where we can during these challenging times.

Credit risk management

As of end of December, in line with the European Banking Association (EBA) moratoria guidelines, approximately 196,000 customers had been granted payment holidays. The total exposure of loans for which a payment holiday was granted amounts to €19.4 billion, of which over 55% were for customers located in the Netherlands and Belgium. At the end of 2020, 93% of granted payment holidays had expired. The payment-holiday schemes offered in the various countries differ slightly in terms of their scope, duration and key conditions. In the first week of December 2020, the EBA extended its guidelines related to moratoria. The guidelines are valid until 31 March 2021 and include additional conditions.

Total credit outstandings remained stable in the fourth quarter of 2020. Stage 2 outstandings decreased, mainly within business lending Netherlands and Wholesale Banking, triggered especially by improved macroeconomic forecasts, which resulted in a lower Stage 2 ratio. Stage 3 outstandings declined slightly and the Stage 3 ratio remained stable at 1.7%. The Stage 3 ratio for Wholesale Banking decreased to 1.4% due to write-offs of some large individual files in the fourth quarter. The Stage 3 ratio for Retail banking increased slightly to 1.8%, mainly due to an increase in Stage 3 outstandings in Belgium and Australia.

In the fourth quarter, ING Group's stock of provisions decreased, mainly reflecting the updated macroeconomic outlook and write-offs of some large individual files. The Stage 3 coverage ratio decreased to 29.9% compared to 31.3% in the previous quarter. The loan portfolio consists predominantly of asset-based and secured loans, including residential mortgages, project- and asset-based finance, and real estate finance at generally low LTVs.

ING Group: Stock of provisions[1]

in € million	31 Dec. 2020	30 Sep. 2020	Change
Stage 1 - 12-month ECL	581	744	-164
Stage 2 - Lifetime ECL not credit impaired	1,476	1,537	-61
Stage 3 - Lifetime ECL credit impaired	3,794	3,994	-200
Purchased credit impaired	3	4	-1
Total	**5,854**	**6,279**	**-425**

[1] At the end of December 2020, the stock of provisions included provisions for loans and advances to central banks (€3 million), loans and advances to banks (€23 million), financial assets at FVOCI (€14 million), securities at amortised cost (€17 million), provisions for loans and advances to customers (€5,779 million) and provisions for contingent liabilities (credit replacements) recorded under Provisions (€17 million).

ING Press Release 4Q2020

9

Risk Management

Market risk

In the fourth quarter of 2020, the average Value-at-Risk (VaR) for the trading portfolio decreased to €25 million from €30 million in 3Q2020, mainly due to a further decrease in xVA hedges.

ING Group: Consolidated VaR trading books				
in € million	Minimum	Maximum	Average	Quarter-end
Foreign exchange	1	3	2	2
Equities	2	5	3	3
Interest rate	15	23	19	16
Credit spread	7	17	9	7
Diversification			8	4
Total VaR[1]	**21**	**28**	**25**	**22**

1) The total VaR for the columns Minimum and Maximum cannot be calculated by taking the sum of the individual components since the observations for both the individual markets as well as for total VaR may occur on different dates.

Non-financial risk

As previously disclosed, after our September 2018 settlement with Dutch authorities concerning Anti-Money Laundering (AML) matters, and in the context of significantly increased attention on the prevention of financial economic crime, ING has experienced heightened scrutiny by authorities in various countries. The interactions with such regulatory and judicial authorities have included, and can be expected to continue to include, onsite visits, information requests, investigations and other enquiries. Such interactions, as well as ING's internal assessments in connection with its global enhancement programme, have in some cases resulted in satisfactory outcomes, and also have resulted in, and may continue to result in, findings, or other conclusions which may require appropriate remedial actions by ING, or may have other consequences. We intend to continue to work in close cooperation with authorities as we work to improve our management of non-financial risks.

ING is also aware, including as a result of media reports, that other parties may, among other things, seek to commence legal proceedings against ING in connection with the subject matter of the settlement, have filed or may file requests for disciplinary proceedings against ING employees based on the Dutch "Banker's oath", and/or have filed requests with the Court of Appeal in The Netherlands to reconsider the prosecutor's decision to enter into the settlement agreement with ING and not to prosecute ING or (former) ING employees. In December 2020 the Court of Appeal issued its final ruling by which the prosecutors' decision to enter into the settlement agreement with ING is now definitive. However, in a separate ruling, the Court ordered the prosecution of ING's former CEO. We will continue our efforts to enhance the management of compliance risks and embed stronger awareness across the whole organisation. These steps are part of the global KYC programme and set of initiatives, which include enhancing KYC files and working on various structural improvements in compliance policies, tooling, monitoring, governance, knowledge and behaviour.

10

ING Press Release 4Q2020

Segment Reporting: Retail Banking

Retail Benelux: Consolidated profit or loss account	Retail Benelux			Netherlands			Belgium		
In € million	4Q2020	4Q2019	3Q2020	4Q2020	4Q2019	3Q2020	4Q2020	4Q2019	3Q2020
Profit or loss									
Net interest income	1,307	1,366	1,320	877	906	871	430	460	448
Net fee and commission income	281	256	273	175	167	174	106	89	99
Investment income	1	8	3	2	3	2	0	6	1
Other income	66	70	108	29	59	72	36	11	37
Total income	**1,655**	**1,701**	**1,704**	**1,083**	**1,135**	**1,119**	**572**	**565**	**585**
Expenses excl. regulatory costs	893	877	863	507	517	507	387	360	356
Regulatory costs	135	76	25	110	66	25	25	10	0
Operating expenses	**1,029**	**953**	**888**	**616**	**583**	**532**	**412**	**370**	**356**
Gross result	**627**	**748**	**816**	**466**	**552**	**587**	**160**	**195**	**229**
Addition to loan loss provisions	66	99	184	-29	15	47	95	84	137
Result before tax	**561**	**648**	**632**	**495**	**537**	**540**	**66**	**111**	**92**
Profitability and efficiency									
Net core lending growth (in € billion)	-2.6	0.1	-0.8	-1.2	-0.6	-1.1	-1.4	0.8	0.2
Net customer deposits growth (in € billion)	4.2	0.9	0.7	3.0	1.2	1.2	1.2	-0.4	-0.5
Cost/income ratio	62.1%	56.0%	52.1%	56.9%	51.3%	47.5%	72.0%	65.5%	60.8%
Risk costs in bps of average customer lending	11	16	29	-7	4	12	42	37	60
Return on equity based on 12.5% CET1[1]	15.9%	16.7%	17.2%	27.2%	24.6%	28.6%	3.9%	6.3%	5.0%
Risk-weighted assets (end of period, in € billion)	82.5	90.8	86.8	42.1	51.0	45.2	40.5	39.9	41.5

[1] After-tax return divided by average equity based on 12.5% of RWA (annualised).

Retail Netherlands

Net interest income declined compared with 4Q2019, mainly due to lower margins on customer deposits and mortgages, combined with lower average lending volumes. This was partly offset by higher Treasury-related interest results. Compared with the previous quarter, net interest income improved as higher Treasury-related interest results more than compensated for a decline in lending volumes and lower margins on customer deposits. Fee income increased on 4Q2019 due to higher fees for payment packages and more trades in investment products. The number of payment transactions showed recovery, although the quantity of transactions is still below normal levels due to the lockdown measures. The decline in other income was caused by lower Treasury-related revenues.

Net core lending decreased by €1.2 billion in 4Q2020, of which €0.9 billion was in business lending (reflecting a lower usage of overdrafts) and €0.2 billion due to lower mortgages. Net customer deposits grew by €3.0 billion, fully attributable to current accounts.

Total operating expenses in 4Q2020 included higher regulatory costs (due to the annual Dutch bank tax and a catch-up in the quarterly DGS contribution) as well as €29 million in provisions. The latter was mainly related to redundancies and also includes some reserving for potential customer claims, while 3Q2020 included €30 million in provisions related to legal claims and the announced closure of branches. Compared with 4Q2019, these higher costs were largely offset by lower staff costs (including the impact of annual salary increases), lower marketing and travel expenses, and lower group overhead expenses due to a change in allocation. The latter was offset by an increase of group overhead expenses in the Corporate Line.

Risk costs resulted in a net release of €29 million, of which €20 million was due to improved macroeconomic indicators. The remaining decline was caused by net releases in mortgages and business lending.

Retail Belgium (including Luxembourg)

Lower net interest income on both comparable quarters mainly reflected margin pressure on customer deposits as well as lower Treasury-related interest results, which were partly offset by higher lending margins. Fee income increased, mainly in investment products supported by an investment campaign, as well as in daily banking, supported by an increase in package fees in 1Q2020. Other income increased compared with a year ago, as 4Q2019 had been impacted by negative fair value adjustments of derivatives not in hedge relations.

Net core lending decreased by €1.4 billion in 4Q2020, of which €1.2 billion was in business lending. Net customer deposits increased by €1.2 billion, mainly in current accounts.

Regulatory costs increased due to a higher share in the allocated annual Dutch bank tax. In 4Q2020, operating expenses furthermore included €40 million related to restructuring costs. Adjusted for regulatory costs and these incidental items, expenses declined 3.6% and 2.5% on 4Q2019 and 3Q2020 respectively, partly due to the changed allocation of group overhead expenses.

Risk costs were €95 million in 4Q2020 and included €36 million of additional collective provisions reflecting updated macroeconomic indicators, including updated provisioning on payment holidays. The remaining risk costs mainly related to business lending, including provisioning on a number of individual files.

ING Press Release 4Q2020

11

Segment Reporting: Retail Banking

Retail Challengers & Growth Markets: Consolidated profit or loss account

	Retail Challengers & Growth Markets			Germany			Other Challengers & Growth Markets		
In € million	4Q2020	4Q2019	3Q2020	4Q2020	4Q2019	3Q2020	4Q2020	4Q2019	3Q2020
Profit or loss									
Net interest income	1,069	1,096	1,085	391	380	395	678	716	690
Net fee and commission income	235	176	206	125	70	97	110	105	109
Investment income	2	16	99	1	15	3	1	1	96
Other income	48	58	-160	11	5	19	37	53	-179
Total income	**1,354**	**1,346**	**1,230**	**528**	**471**	**515**	**826**	**875**	**715**
Expenses excl. regulatory costs	810	740	899	250	235	253	560	505	647
Regulatory costs	109	85	74	22	17	19	87	67	55
Operating expenses	**919**	**824**	**973**	**272**	**252**	**272**	**647**	**572**	**702**
Gross result	**435**	**522**	**256**	**256**	**219**	**243**	**179**	**303**	**13**
Addition to loan loss provisions	193	75	140	17	-23	26	176	97	114
Result before tax	**243**	**447**	**116**	**239**	**241**	**217**	**3**	**206**	**-100**
Profitability and efficiency									
Net core lending growth (in € billion)	2.4	2.5	1.9	1.7	0.5	1.4	0.7	1.9	0.5
Net customer deposits growth (in € billion)	4.5	3.6	3.8	2.9	1.6	1.7	1.7	2.0	2.0
Cost/income ratio	67.9%	61.2%	79.2%	51.5%	53.5%	52.8%	78.3%	65.4%	98.1%
Risk costs in bps of average customer lending	41	16	30	7	-10	12	72	40	47
Return on equity based on 12.5% CET1[1]	5.8%	12.7%	2.4%	16.7%	18.5%	17.6%	-0.9%	9.7%	-6.9%
Risk-weighted assets (end of period, in € billion)	77.5	78.1	76.3	29.5	26.1	29.5	48.1	52.0	46.9

[1] After-tax return divided by average equity based on 12.5% of RWA (annualised).

Retail Germany (including Austria)

Germany recorded solid commercial growth in 4Q2020, adding approximately 52,000 primary customers, while net core lending grew by €1.7 billion, of which €1.6 billion was in mortgages. Net customer deposits grew by €2.9 billion, with growth in both current accounts and savings.

Net interest income was impacted by continued margin pressure on customer deposits. Both lending volumes and mortgage margins increased, and Treasury-related interest results rose year-on-year (but declined from the previous quarter). Fee income on investment products increased strongly on both comparable quarters due to higher assets under management, new account openings and a higher number of brokerage trades in volatile markets. Daily banking fees were also higher due to the introduction of account maintenance fees during 2020.

Operating expenses increased 7.9% on 4Q2019, mainly due to investments to support business growth and higher regulatory costs, as well as the consolidation of a subsidiary as from the first quarter of 2020. Sequentially, operating expenses remained flat as higher regulatory costs and an impairment on right-of-use assets were offset by lower allocated group overhead expenses.

Risk costs were €17 million. They mainly related to consumer lending, and included a €2 million collective provision for updated macroeconomic indicators. In 4Q2019, risk costs had included releases related to model updates for mortgages and consumer lending.

Retail Other Challengers & Growth Markets

Net interest income was affected by negative currency impacts, while higher lending margins offset some of the impact of margin pressure on customer deposits. Treasury-related interest results increased compared with a year ago, and were stable sequentially. Fee income rose year-on-year, particularly in daily banking and investment products. In 3Q2020, investment income included a €95 million dividend from Bank of Beijing, while other income included the €230 million impairment on ING's equity stake in TMB.

Net core lending rose by €0.7 billion, mainly due to mortgage growth in Poland and Spain. Net customer deposits grew by €1.7 billion, driven by inflows in Spain, Poland and Romania.

Regulatory costs rose due to the allocated annual Dutch bank tax and a catch-up in the quarterly Dutch DGS contribution. In 4Q2020, expenses excluding regulatory costs included €27 million of restructuring provisions and impairments related to the Maggie project and some other countries, and €22 million of higher expenses following the decision on Maggie (mainly a lower capitalisation of costs). By comparison, 3Q2020 included a €140 million impairment related to Maggie. Expenses excluding regulatory costs and the aforementioned items rose slightly on both comparable quarters, mainly due to business expansion, partly offset by the changed allocation of group overhead expenses as well as currency impacts.

Risk costs were €176 million and included €59 million for expected losses on CHF-indexed mortgages in Poland, as well as a €40 million release from the updated macroeconomic indicators. The increase compared with 3Q2020 was mainly visible in Poland, Turkey and Romania, while risk costs in Australia decreased.

12 ING Press Release 4Q2020

Segment Reporting: Wholesale Banking

Wholesale Banking: Consolidated profit or loss account			
		Total Wholesale Banking	
In € million	4Q2020	4Q2019	3Q2020
Profit or loss			
Net interest income	945	1,025	909
Net fee and commission income	255	303	253
Investment income	3	-5	2
Other income	40	-2	210
Total income	**1,242**	**1,322**	**1,374**
Expenses excl. regulatory costs	746	689	644
Regulatory costs	92	142	8
Operating expenses	**838**	**831**	**652**
Gross result	**405**	**490**	**722**
Addition to loan loss provisions	-50	254	145
Result before tax	**454**	**236**	**577**
of which:			
Lending	510	337	381
Daily Banking & Trade Finance	74	31	85
Financial Markets	-20	-101	111
Treasury & Other	-110	-31	1
Profitability and efficiency			
Net core lending growth (in € billion)	-0.7	-0.6	-8.0
Net customer deposits growth (in € billion)	-0.9	-1.9	-1.0
Cost/income ratio	67.4%	62.9%	47.4%
Risk costs in bps of average customer lending	-12	56	33
Return on equity based on 12.5% CET1[1]	7.6%	3.1%	8.8%
Risk-weighted assets (end of period, in € billion)	143.8	155.1	146.6

[1] After-tax return divided by average equity based on 12.5% of RWA (annualised).

Lending margins in Wholesale Banking improved, softening the negative impact of lower average lending volumes on net interest income. The margin on customer deposits stabilised during the quarter, but was significantly lower than a year ago. Sequentially, net interest income was supported by higher interest results in Financial Markets, Daily Banking & Trade Finance and Treasury.

Fee income declined year-on-year due to lower syndicated deal activity in Lending, lower fee income in Trade & Commodity Finance (TCF) on the back of lower oil prices, and fewer deals in Corporate Finance. On the other hand, fee income rose slightly compared with 3Q2020 as higher fees on foreign currency payments and increased charges on clients' year-end credit balances in Payments & Cash Management (PCM) more than offset lower fees from syndicated lending. Other income was higher than in 4Q2019 due to improvements in valuation adjustments at Financial Markets, while in addition the year-ago quarter had included a negative revaluation on a Belgian structured loan in Lending. Sequentially, other income declined after a strong third quarter, which had been driven by positive valuation results in Financial Markets, combined with lower hedge results in Treasury and a decline in Lending.

Net core lending declined by €0.7 billion in 4Q2020, mainly in Lending due to the repayment of term loans and a further reduction of revolving credit facilities, attributable to year-end balance-sheet optimisation by clients. These factors were partly offset by increases in TCF (reflecting higher average oil prices) and in Financial Markets. Net customer deposits decreased by €0.9 billion, mainly in Financial Markets.

Regulatory costs decreased from a year ago due to a lower share in the allocated annual Dutch bank tax. Expenses included €124 million of restructuring provisions and impairments, mainly following the previously announced refocusing of activities and an additional impairment on Payvision. In 3Q2020, expenses had included €14 million of impairments. Expenses excluding regulatory costs, restructuring provisions, impairments and currency impacts decreased by €45 million, or 6.7%, compared with 4Q2019. The decline reflects continued cost-efficiency measures, lower performance-related expenses and lower travel expenses as a result of Covid-19 restrictions, as well as lower allocated group overhead expenses. Sequentially, adjusted expenses were €5 million lower.

Risk costs in 4Q2020 showed a net release of €50 million, of which €188 million of releases were caused by favourable updates of macroeconomic indicators. Additions mainly reflected individual Stage 3 provisions, primarily attributable to some larger files in the Americas, Asia and Spain.

The 4Q2020 result before tax of Lending increased both year-on-year and sequentially due to a net release in risk costs. However, income declined versus both comparable periods, mainly due to lower average outstandings and lower syndicated deal activity. Expenses excluding regulatory costs decreased due to lower staff-related expenses, lower travel expenses and favourable currency impacts.

ING Press Release 4Q2020 13

Segment Reporting: Wholesale Banking

The quarterly result before tax of Daily Banking & Trade Finance improved year-on-year as its 4Q2019 performance had been affected by high risk costs on some larger files in TCF, including a sizeable provision for an alleged external fraud case. With integrating Payvision to our risk appetite and KYC standards we have re-evaluated the business plan and have decided to take an impairment of €29 mln in 4Q2020. Expenses in 3Q2020 included €12 million of impairments on intangible assets. Income declined 11.8%, mainly in TCF reflecting lower average oil prices, and in PCM due to rate cuts by central banks. Sequentially, income increased 12.0%, driven by higher fee income in PCM and by improved margins and higher average outstandings in TCF.

The result before tax of Financial Markets in 4Q2020 included €-13 million of valuation adjustments against €-74 million in the year-ago quarter and €91 million of positive valuation adjustments in 3Q2020. Excluding these valuation adjustments, income declined 12.2% on 4Q2019 (mainly in interest rates products and Global Securities Finance) and 5.8% on the previous quarter. This decline was partly offset by further cost control, resulting in a decrease in expenses excluding regulatory costs.

The result before tax of Treasury & Other in 4Q2020 included €95 million of restructuring provisions and related impairments following the previously announced refocusing of activities. Income declined because the year-ago quarter had benefited from the sale of an equity stake in Corporate Investments and higher fee income in Corporate Finance. Sequentially, the decline in income was mainly in Treasury.

14

ING Press Release 4Q2020

Segment Reporting: Corporate Line

Corporate Line: Consolidated profit or loss account			
In € million	4Q2020	4Q2019	3Q2020
Profit or loss			
Net interest income	24	109	15
Net fee and commission income	0	0	2
Investment income	0	7	0
Other income	-106	-45	-39
Total income	**-83**	**71**	**-22**
Expenses excl. regulatory costs	134	66	95
Regulatory costs	-5	0	5
Operating expenses	**129**	**66**	**100**
Gross result	**-212**	**5**	**-122**
Addition to loan loss provisions	0	0	0
Result before tax	**-212**	**5**	**-122**
of which:			
Income on capital surplus	-26	7	-7
Foreign currency ratio hedging	64	134	55
Other Group Treasury	-82	-79	-67
Group Treasury	-44	61	-20
Other Corporate Line	-168	-56	-102

Total income in the Corporate Line decreased to €-83 million, of which €-58 million was related to the decrease of the NN Group indemnity receivable following the final settlement of a tax dispute in Australia (recorded under other income and offset by the same amount in the tax line). The deterioration in net interest income compared with a year ago was primarily due to lower interest results from foreign currency ratio hedging, reflecting lower interest rate differentials. Other income in 4Q2020 also included the negative impact of the buy-back of unsecured notes and of a Tier 2 instrument.

Operating expenses in 4Q2020 were impacted by a change in the allocation of group overhead expenses. The change was made for the full-year 2020 and increased Corporate Line expenses in the fourth quarter by approximately €52 million; this was offset by lower allocated group overhead expenses in the business lines. Furthermore, operating expenses included a value-added tax (VAT) refund in 4Q2020, which was somewhat lower than the VAT refund recognised in 4Q2019.

ING Press Release 4Q2020 15

Share information	4Q2019	1Q2020	2Q2020	3Q2020	4Q2020
Shares (in millions, end of period)					
Total number of shares	3,896.7	3,900.5	3,900.6	3,900.6	3,900.7
- Treasury shares	0.9	1.3	0.5	1.5	0.6
- Shares outstanding	3,895.8	3,899.2	3,900.1	3,899.2	3,900.1
Average number of shares	3,895.9	3,896.3	3,899.5	3,900.0	3,899.8
Share price (in euros)					
End of period	10.69	4.78	6.20	6.06	7.64
High	10.97	11.08	7.27	7.17	8.60
Low	9.06	4.30	4.53	5.87	5.76
Net result per share (in euros)	0.23	0.17	0.08	0.20	0.19
Shareholders' equity per share (end of period in euros)	13.80	13.93	13.92	13.90	14.01
Dividend per share (in euros)	-	-	-	-	-
Price/earnings ratio[1]	8.7	4.3	7.6	9.0	12.0
Price/book ratio	0.77	0.34	0.45	0.44	0.55

[1] Four-quarter rolling average

ING profile

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank's more than 57,000 employees offer retail and wholesale banking services to customers in over 40 countries.

ING Group shares are listed on the exchanges of Amsterdam (INGA NA, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING's strategy, evidenced by ING's leading position in sector benchmarks by Sustainalytics and MSCI and our 'A-list' rating by CDP. ING Group shares are included in major sustainability and Environmental, Social and Governance (ESG) index products of leading providers STOXX, Morningstar and FTSE Russell. In January 2021, ING received an ESG evaluation score of 83 ('strong') from S&P Global Ratings.

Further information

All publications related to ING's 4Q2020 results can be found at www.ing.com/4q2020, including a video with CEO Steven van Rijswijk. The 'Steven on Air' video is also available on YouTube.

Additional financial information is available at www.ing.com/qr:

- ING Group historical trend data
- ING Group analyst presentation (also available via SlideShare)

For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news Twitter feed. Photos, videos of ING operations, buildings and its executives are available for download at Flickr. ING presentations are available at SlideShare.

Important legal information

Elements of this press release contain or may contain information about ING Groep N.V. and/ or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/2014.

ING Group's annual accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union ('IFRS-EU'). In preparing the financial information in this document, except as described otherwise, the same accounting principles are applied as in the 2019 ING Group consolidated annual accounts. The Financial statements for 2020 are in progress and may be subject to adjustments from subsequent events. All figures in this document are unaudited. Small differences are possible in the tables due to rounding.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING's core markets, including changes affecting currency exchange rates, (2) the effects of the Covid-19 pandemic and related response measures, including lockdowns and travel restrictions, on economic conditions in countries in which ING operates, on ING's business and operations and on ING's employees, customers and counterparties, (3) changes affecting interest rate levels, (4) any default of a major market participant and related market disruption, (5) changes in performance of financial markets, including in Europe and developing markets, (6) changes in the fiscal position and the future economic performance of the United States, including potential consequences of a downgrade of the sovereign credit rating of the US government, (7) consequences of the United Kingdom's withdrawal from the European Union, (8) changes in or discontinuation of 'benchmark' indices, (9) inflation and deflation in our principal markets, (10) changes in conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness, (11) failures of banks falling under the scope of state compensation schemes, (12) non-compliance with or changes in laws and regulations, including those financial services and tax laws, and the interpretation and application thereof, (13) geopolitical risks, political instabilities and policies and actions of governmental and regulatory authorities, (14) ING's ability to meet minimum capital and other prudential regulatory requirements, (15) outcome of current and future litigation, enforcement proceedings, investigations or other regulatory actions, including claims by customers, (16) operational risks, such as system disruptions or failures, breaches of security, cyber-attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business, (17) risks and challenges related to cybercrime including the effects of cyber-attacks and changes in legislation and regulation related to cybersecurity and data privacy, (18) changes in general competitive factors, (19) the inability to protect our intellectual property and infringement claims by third parties, (20) changes in credit ratings, (21) business, operational, regulatory, reputation and other risks and challenges in connection with climate change, (22) inability to attract and retain key personnel, (23) future liabilities under defined benefit retirement plans, (24) failure to manage business risks, including in connection with use of models, use of derivatives, or maintaining appropriate policies and guidelines, (25) changes in capital and credit markets, including interbank funding, as well as customer deposits, which provide the liquidity and capital required to fund our operations, (26) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING's more recent disclosures, including press releases, which are available on www.ING.com.

This document may contain inactive textual addresses to internet websites operated by us and third parties. Reference to such websites is made for information purposes only, and information found at such websites is not incorporated by reference into this document. ING does not make any representation or warranty with respect to the accuracy or completeness of, or take any responsibility for, any information found at any websites operated by third parties. ING specifically disclaims any liability with respect to any information found at websites operated by third parties. ING cannot guarantee that websites operated by third parties remain available following the publication of this document, or that any information found at such websites will not change following the filing of this document. Many of those factors are beyond ING's control.

Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction.

16

ING Press Release 4Q2020